Exhibit 4.35

AMENDMENT TO SUPPLEMENTAL RETIREMENT AGREEMENT

AMENDMENT made effective as of this 19th day of November, 2008, to the Supplemental Retirement Agreement (the “Supplemental Retirement Agreement”) made and entered into as of the 1st day of July, 2008, by and between WPP Group USA, Inc., a Delaware corporation (the “Company”), and Paul Richardson (the “Executive”).

WHEREAS, the Company and the Executive desire to amend the Agreement to reflect the introduction of a new ultimate parent company for the Company pursuant to a scheme of arrangement set out in part 3 of the circular to shareholders of WPP Group plc dated October 6, 2008, with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales (the “Scheme”);

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree that the Agreement is hereby amended as follows, with such amendment to be effective only if the Scheme becomes effective:

1.	The term “WPP plc” is substituted for the term “WPP Group plc” each place it appears in the Supplemental Retirement Agreement.

2.	Except as modified in Section 1 of this Amendment, all of the terms and provisions of the Supplemental Retirement Agreement shall remain in full force and effect.

3.	This Amendment may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

WPP GROUP USA, INC.

By:

Name and Title:	Firouzeh Bahrampour
Assistant Secretary

EXECUTIVE

Home address: Dec 12, 2008

Office address:	125 Park Avenue
NY NY 10017